| OMB APPROVAL | |
| --- | --- |
| OMB Number | 3235-0123 |
| Expires | August 31, 2020 |
| Estimated avg burden | |
| Hours per response | 12.00 |

| SEC FILE NUMBER |
| --- |
| 8-69651 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Citizens Capital Markets, Inc.**

| OFFICIAL USE ONLY |
| --- |
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**28 State Street, MS1240**
**Boston, Massachusetts 02118**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
**William Casserly (603) 634-7507**

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Deloitte & Touche LLP**
**200 Berkeley Street**
**Boston, Massachusetts 02116**

**CHECK ONE:**

✓   Certified Public Accountant
    Public Accountant
    Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

**CITIZENS CAPITAL MARKETS, INC.**
**(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)**

## OATH OR AFFIRMATION

I, **William Casserly**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Citizens Capital Markets, Inc. as of and for the year ended December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
CFO
Title

February 25, 2019
Commonwealth of Massachusetts
Suffolk County


Notary Public
Sandra L. Galloway
My Commission Expires August 14, 2020

SANDRA L. GALLOWAY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 14, 2020

CITIZENS CAPITAL MARKETS, INC.

(SEC I.D. No. 8-69651)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

\*\*\*\*\*\*

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

**CITIZENS CAPITAL MARKETS, INC.**
**(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)**

## TABLE OF CONTENTS

**This report contains (check all applicable boxes):**                                   **Page No.**

(x)  (a)  Facing Page

(x)  (l)  An Oath or Affirmation                                                              2

(x)       Report of Independent Registered Public Accounting Firm                             5

(x)       Financial Statements

(x)  (b)  Statement of Financial Condition                                                    6

(x)  (c)  Statement of Operations                                                             7

(x)  (e)  Statement of Changes in Stockholder's Equity                                        8

(x)  (d)  Statement of Cash Flows                                                             9

(x)  (f)  Statement of Changes in Liabilities Subordinated to Claims of General Creditors    10

(x)       Notes to Financial Statements                                                      11

          Supplemental Schedules

(x)  (g)  Computation of Net Capital                                                         18

(x)  (h)  Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3       19

(x)  (i)  Information Relating to the Possession or Control Requirements Under Rule 15c3-3   20

     (j)  A Reconciliation, including appropriate explanation of the Computation of Net Capital Under
          Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under
          Exhibit A of Rule 15c3-3 (N/A)

     (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with
          respect to methods of consolidation (N/A)

     (m)  A copy of the SIPC Supplemental Report (filed separately)

     (n)  A report describing any material inadequacies found to exist or found to have existed since
          the date of the previous audit (N/A)



Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel:  +1 617 437 2000
Fax:  +1 617 437 2111
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholder and Board of Directors of Citizens Capital Markets, Inc.
28 State Street
Boston, Massachusetts 02109

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Citizens Capital Markets, Inc., (the "Company") a wholly owned subsidiary of Citizens Financial Group, Inc., as of December 31, 2018, and the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis of Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Report on Supplemental Schedules**

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Deloitte & Touche LLP*

February 28, 2019
We have served as the Company's auditors since 2016.

5

**CITIZENS CAPITAL MARKETS, INC.**
**(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)**

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2018**
**(IN THOUSANDS, EXCEPT SHARE FIGURES)**

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 136,444 |
| Fees receivable | | 5,054 |
| Goodwill | | 11,269 |
| Intangible assets - net of accumulated amortization of $1,012 | | 1,444 |
| Furniture and equipment - net of accumulated depreciation of $20 | | 90 |
| Deferred tax asset | | 840 |
| Due from affiliates | | 323 |
| Prepaid expenses and other assets | | 406 |
| **TOTAL ASSETS** | $ | 155,870 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

| | | |
|---|---|---:|
| Due to affiliates - subordinated debt | $ | 70,000 |
| Due to affiliates - other liabilities | | 9 |
| Accrued incentive compensation | | 6,201 |
| Income taxes payable | | 1,979 |
| Accrued expenses and other liabilities | | 7,438 |
| **TOTAL LIABILITIES** | | 85,627 |

STOCKHOLDER'S EQUITY:

| | | |
|---|---|---:|
| Common stock, $1 par value, 10 shares authorized, issued and outstanding | | — |
| Additional paid-in capital | | 40,000 |
| Retained earnings | | 30,243 |
| **TOTAL STOCKHOLDER'S EQUITY** | | 70,243 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 155,870 |

See accompanying notes to financial statements.

**CITIZENS CAPITAL MARKETS, INC.**
**(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)**

**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2018**
**(IN THOUSANDS)**

| | | |
|---|---|---:|
| **REVENUES:** | | |
| Underwriting fees (includes $942 fees from affiliate) | $ | 30,279 |
| M&A advisory fees | | 13,981 |
| Referral fees | | 2,400 |
| Other advisory service fees | | 2,768 |
| Total revenue from contracts | | 49,428 |
| Other income | | 2,095 |
| TOTAL REVENUES | | 51,523 |
| **EXPENSES:** | | |
| Employee compensation and benefits | | 14,331 |
| Service and management costs to Parent | | 6,784 |
| Underwriting services | | 2,129 |
| Outside services | | 842 |
| Regulatory costs | | 646 |
| Occupancy, equipment, and software (includes $106 intercompany rent) | | 634 |
| Intangibles amortization | | 607 |
| Legal and audit | | 395 |
| Other expenses | | 649 |
| TOTAL EXPENSES | | 27,017 |
| INCOME BEFORE INTEREST AND INCOME TAXES | | 24,506 |
| Interest expense - subordinated debt | | 1,685 |
| Interest expense - other | | 194 |
| INCOME BEFORE INCOME TAXES | | 22,627 |
| INCOME TAX EXPENSE | | 5,220 |
| NET INCOME | $ | 17,407 |

See accompanying notes to financial statements.

**CITIZENS CAPITAL MARKETS, INC.**
**(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)**

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2018**
**(IN THOUSANDS EXCEPT SHARE FIGURES)**

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| | **Shares** | **Dollars** | | | |
| BALANCE — January 1, 2018 | 10 | $— | $ 40,000 | $ 18,144 | $ 58,144 |
| Dividends to Parent | — | — | — | (5,308) | (5,308) |
| Net income | — | — | — | 17,407 | 17,407 |
| BALANCE — December 31, 2018 | 10 | $— | $ 40,000 | $ 30,243 | $ 70,243 |

See accompanying notes to financial statements.

**CITIZENS CAPITAL MARKETS, INC.**
**(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)**

**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2018**
**(IN THOUSANDS)**

| | | |
|---|---|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ | 17,407 |
| **Adjustments to reconcile net income to net cash provided by operating activities:** | | |
| Depreciation and amortization | | 624 |
| Deferred income taxes | | (964) |
| **Increase (decrease) in operating assets and liabilities:** | | |
| Fees receivable | | 1,640 |
| Due from affiliates | | (323) |
| Prepaid expenses and other assets | | 30 |
| Accrued incentive compensation | | 6,201 |
| Due to affiliates | | (456) |
| Accrued expenses and other liabilities | | 704 |
| Net cash provided by operating activities | | 24,863 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Purchase of furniture and equipment | | (43) |
| Net cash used in investing activities | | (43) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Dividends to Parent | | (5,308) |
| Payments for business acquisition | | (2,000) |
| Net cash used in financing activities | | (7,308) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 17,512 |
| Beginning of year | | 118,932 |
| End of year | $ | 136,444 |
| SUPPLEMENTAL CASH FLOW DISCLOSURE: | | |
| Cash paid during the year for income taxes | $ | 6,065 |
| Cash paid during the year for interest | | 1,685 |

See accompanying notes to financial statements.

**CITIZENS CAPITAL MARKETS, INC.**
**(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)**

**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**
**FOR THE YEAR ENDED DECEMBER 31, 2018**
**(IN THOUSANDS)**

| | | |
|---|---|---:|
| BALANCE — January 1, 2018 | $ | 70,000 |
| Proceeds from subordinated borrowings | | — |
| Repayments of subordinated borrowings | | — |
| BALANCE — December 31, 2018 | $ | 70,000 |

See accompanying notes to financial statements.

## NOTES TO FINANCIAL STATEMENTS

### 1.     NATURE OF OPERATIONS

Citizens Capital Markets, Inc. (the "Company" or "CCMI"), is a Massachusetts corporation incorporated on September 21, 1995, a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company registered with FINRA and the SEC on February 9, 2016 and commenced operations as a broker-dealer in May 2016. The Company is a wholly-owned subsidiary of Citizens Financial Group, Inc. ("CFG").

The Company has two business segments which are the merger and acquisition ("M&A") advisory services and corporate bond and equity underwriting services. The M&A advisory business is run out of Cleveland, Ohio and provides both buy and sell side advisory services as well as business valuations. The corporate bond and equity underwriting business is one in which CCMI serves primarily as a passive book runner or co-manager. Many of the underwriting opportunities in which CCMI participates come from customer referrals from its affiliate banks, Citizens Bank, National Association, and Citizens Bank of Pennsylvania. Under its current business model, CCMI holds no customer funds or securities.

### 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**
The financial statements include the accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. dollar is the functional currency of the Company.

**Use of Estimates**
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to accrued incentive compensation, income taxes, fees receivable, and other contingencies. Fees receivable are net of estimated transaction-related expenses owed to the lead underwriters upon final transaction settlement.

**Securities Transactions**
All securities transactions are recorded on a trade date basis.

**Revenue Recognition**
On January 1, 2018, the Company adopted the new accounting standard, *Revenue from Contracts with Customers*, and all the related amendments using the modified retrospective method. Adoption of the new standard did not result in a change in the timing or amount of revenue recognized from contracts with customers. The Company did not recognize a cumulative adjustment to retained earnings upon adoption.

The Company recognizes revenue from contracts with customers in the amount of consideration it expects to receive upon the transfer of control of a good or service. The timing of recognition is dependent on whether the Company satisfies a performance obligation by transferring control of the product or service to a customer over time or at a point in time. Judgments are made in the recognition of income including the timing of satisfaction of performance obligations and determination of the transaction price.

The Company does not have any material contract assets, liabilities, or other receivables recorded on its statement of financial condition, related to revenues from contracts with customers as of December 31, 2018. The Company has elected the practical expedient to exclude disclosure of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognized revenue at the amount to which the Company has the right to invoice for services performed.

A description of the components of revenue from contracts with customers is presented below:

*Underwriting Fees*
The Company helps clients raise capital via public offering and private placement of various types of debt instruments and equity securities. Underwriting fees are based on the issuance price and quantity of the underlying instruments. Fees are recognized at a point in time upon completion of the underwriting transaction. Underwriting expenses passed through from the lead underwriter are recognized within underwriting services on the statement of operations.

*M&A Advisory Fees*
Merger and acquisition advisory fees are recognized as advice is provided to the client over time, based on the progress of work and when revenue is not probable of a significant reversal. Success fees are recognized at the completion of the transaction. Reimbursements of out of pocket costs are recognized as additional transaction price.

*Referral Fees*
Referral fees are recognized at a point in time upon completion of a referral transaction.

*Other Advisory Services*
Valuation services are recognized at a point in time upon completion of the advisory service. Reimbursements of out of pocket costs are recognized as additional transaction price. Fairness opinions are recognized at a point in time upon completion of the advisory service. Reimbursements of out of pocket costs are recognized as additional transaction price.

**Cash and Cash Equivalents**
For the purposes of reporting cash flows, balances include cash and money market accounts with an original maturity date of less than 90 days. At December 31, 2018, cash equivalents included $129,219 of money market mutual funds and $7,225 cash held with an affiliate bank. Dividends from money market mutual funds are recorded in other income, within the statement of operations.

**Goodwill and Other Intangible Assets**
Goodwill is the purchase premium associated with the acquisition of a business and is assigned to reporting units at the acquisition date. A reporting unit is a business operating segment or a component of a business operating segment. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or organically grown, are available to support the value of the goodwill.

Goodwill is not amortized, but is subject to annual impairment tests. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is deemed to be not impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment.

The Company reviews goodwill for impairment annually as of October 31, or more often if events or circumstances indicate that it is more likely than not that the fair value of one or more reporting units is below its carrying value. The fair values of the Company's reporting units are determined using a combination of income and market-based approaches. The Company relies on the income approach (discounted cash flow method) for determining fair value. Market and transaction approaches are used as benchmarks only to corroborate the value determined by the discounted cash flow method. The Company relies on several assumptions when estimating the fair value of its reporting units using the discounted cash flow method. These assumptions include the discount rate, as well as income tax and capital retention rates. No impairment was recognized during the year ended December 31, 2018.

Other intangible assets represent purchased long-lived intangible assets, primarily a client referral network and trade name that can be distinguished from goodwill. Other intangible assets, which are also subject to annual evaluation for impairment, are amortized on a straight-line basis over periods ranging from two to five years, with such amortization recorded in intangibles amortization in the statement of operations. Refer to Note 4 for further details.

(Amounts in thousands except share data)

**Furniture and Equipment**
Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Additions to furniture and equipment are recorded at cost. The cost of major additions, improvements and betterments is capitalized. Normal repairs and maintenance and other costs that do not improve the property, extend the useful life or otherwise do not meet capitalization criteria are charged to expense as incurred. The Company evaluates premises and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Refer to Note 5 for further details.

**Fair Value of Financial Instruments**
The Company categorizes financial instruments carried at fair value on its statement of financial condition based on a three-level hierarchy. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

The aforementioned three-level hierarchy is defined as follows:

- *Level 1*- Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities;
- *Level 2*- Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; and other inputs that are observable or can be corroborated by market data for substantially the full term of the financial instrument; and
- *Level 3*- Unobservable inputs to the valuation methodology that are supported by little or no market information and that are significant to the fair value measurement.

Financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Refer to Note 8 for further details.

## 3. RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement with its affiliates Citizens Bank, National Association, and Citizens Bank of Pennsylvania. The affiliate banks provide support services to the Company and allocate direct and indirect costs attributable to the Company. Such costs include, but are not limited to, costs of the bank personnel providing services to the Company, including finance, human resources, technology, risk, audit, and facilities. For the year ended December 31, 2018, total costs included in the statement of operations were service and management costs to Parent of $6,784 and $106 of rental charges included in occupancy, equipment, and software.

The Company has a subordinated credit facility with CFG, its Parent holding company. There was no change to the borrowing limit of $120,000 as of December 31, 2018. The subordinated loan drawn on this credit facility matures on October 6, 2020 and bears interest at 2.37% per annum. During the year ended December 31, 2018, the Company paid $1,685 in interest on draw-downs from this facility. The Company maintains two checking accounts with Citizens Bank, National Association and cash held was $7,225 as of December 31, 2018. During the year ended December 31, 2018, underwriting fees of $942 were generated through transactions with an affiliated bank based on debt and equity offerings and dividends of $5,308 were paid to the Parent.

## 4. GOODWILL AND INTANGIBLE ASSETS

On May 15, 2017, the Company acquired the net assets of Western Reserve Partners LLC ("WRP") and recorded goodwill of $11,269. From January 1, 2018 through December 31, 2018, there were no changes in the carrying value of goodwill. The purchase price for the WRP acquisition was $14,450, of which $5,450 was paid in 2017, $2,000 was paid in 2018 and the remaining amount to be paid over the next three years is $7,000.

**CITIZENS CAPITAL MARKETS, INC.**
**(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)**

**NOTES TO FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018**
(Amounts in thousands except share data)

On an annual basis, the Company performs a goodwill impairment test at a level of reporting referred to as a reporting unit. The entire goodwill balance is allocated to one reporting unit, M&A and Financial Advisory. No impairment was recorded for the year ended December 31, 2018.

Upon acquisition of WRP, the Company recognized the following other intangible assets:

| | December 31, 2018 | |
| | Gross carrying value | Accumulated amortization |
| --- | --- | --- |
| Referral network | $ 2,070 | $ 690 |
| Trade name | 386 | 322 |
| Total | $ 2,456 | $ 1,012 |

The referral network intangible will be amortized over its useful life of five years with amortization expense being charged on a straight line basis. Future expected amortization amounts are as follows: $414 for 2019; $414 for 2020; $414 for 2021; and $138 for 2022. The trade name intangible will be amortized over its useful life of two years with amortization expense being charged on a straight line basis. Future expected amortization amounts are $64 for 2019.

## 5. FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the assets, typically five to ten years.

| | Cost |
| --- | --- |
| Furniture | $ 55 |
| Equipment | 55 |
| Total furniture and equipment | 110 |
| Less: accumulated depreciation | (20) |
| Furniture and equipment, net | $ 90 |

## 6. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, therefore, subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15-to-1. The Company must maintain minimum net capital, as defined, equal to the greater of $100 or 6-2/3% of aggregate indebtedness. As of December 31, 2018, the Company had net capital of $110,796, which was in excess of the required net capital of $1,056 by $109,740. The Company's net capital ratio of aggregate indebtedness to net capital was 0.14 to 1 and the percentage of debt to debt equity was 0.50 to 1. Refer to the computation of net capital schedule on page 18 for further details.

## 7. INCOME TAXES

The Company, along with other affiliates, is included in the consolidated federal tax return filed by CFG and in certain combined and unitary state returns. For federal taxes and for taxes in states in which the Company is included in a combined or unitary return, the Company computes its current and deferred tax provision using the applicable consolidated, combined or unitary tax rate. The Company settles its income tax provision (benefit) with CFG by agreement through intercompany accounts. At December 31, 2018, the amount payable to CFG was approximately $2,315, which is included in income taxes payable in the statement of financial condition.

**CITIZENS CAPITAL MARKETS, INC.**
**(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)**

**NOTES TO FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018**
**(Amounts in thousands except share data)**

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income taxes for the year ended December 31, 2018, were as follows:

| | | |
|---|---|---:|
| Current income taxes: | | |
| Federal | $ | 5,260 |
| State | | 924 |
| Total current income tax provision | $ | 6,184 |
| Deferred income taxes: | | |
| Federal | $ | (780) |
| State | | (184) |
| Total deferred income tax provision | | (964) |
| Total income tax provision | $ | 5,220 |

The effective income tax rate differed from the U.S. federal income tax rate of 21% primarily as a result of state taxes.

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2018, are as follows:

| | | |
|---|---|---:|
| Deferred tax assets: | | |
| Deferred compensation | $ | 945 |
| Deferred income | | 55 |
| State net operating loss carry forwards | | 5 |
| Total deferred tax assets | | 1,005 |
| Valuation allowance | | (5) |
| Total deferred tax assets, net of valuation allowance | $ | 1,000 |
| Deferred tax liabilities: | | |
| Prepaid expenses | $ | 91 |
| Amortization of intangibles | | 56 |
| Depreciation | | 13 |
| Total deferred tax liabilities | | 160 |
| Net deferred tax asset | $ | 840 |

There was no change in valuation allowance from December 31, 2017 to December 31, 2018.

The Company, as part of certain consolidated or combined returns, is subject to examination by the Internal Revenue Service ("IRS") and various state and local tax jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2015. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the statement of operations.

There were no uncertain tax positions relating to the Company as of and during the year ended December 31, 2018.

**CITIZENS CAPITAL MARKETS, INC.**
**(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)**

**NOTES TO FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018**
**(Amounts in thousands except share data)**

## 8. FAIR VALUE MEASUREMENTS

The valuation techniques used to measure the Company's assets and liabilities at fair value depends upon the specific nature of the asset and liability. The following is a description of the valuation methodologies and summary of assets and liabilities measured at fair value on the statement of financial condition on a recurring basis at December 31, 2018:

*Money Market Mutual Funds*: Money market mutual funds represent instruments that generally mature in one year or less and are recognized on the statement of financial condition at cost which approximates fair value. Money market funds are classified as level 1.

*Subordinated Debt*: The carrying amount of the line of credit agreement approximates its fair value. Subordinated debt is classified as level 3.

*Business Acquisition Payable*: The carrying amount of the future amount payable relating to the business acquisition approximates fair value and is classified as level 3.

The following table presents the estimated fair value for financial instruments recorded in the statement of financial condition under the caption indicated:

|  | Level 1 | | Level 2 | | Level 3 | | Total | |
|---|---|---|---|---|---|---|---|---|
|  | Carrying Value | Estimated Fair Value | Carrying Value | Estimated Fair Value | Carrying Value | Estimated Fair Value | Carrying Value | Estimated Fair Value |
| Financial Assets: | | | | | | | | |
| Money market mutual funds | $129,219 | $129,219 | $— | $— | $— | $— | $129,219 | $129,219 |
| | | | | | | | | |
| Financial Liabilities: | | | | | | | | |
| Subordinated loans - due to parent | $— | $— | $— | $— | $70,000 | $70,000 | $70,000 | $70,000 |
| Business acquisition payable | — | — | — | — | 6,816 | 6,816 | 6,816 | 6,816 |
| Total Financial Liabilities | $— | $— | $— | $— | $76,816 | $76,816 | $76,816 | $76,816 |

## 9. SUBSEQUENT EVENTS

On February 19, 2019, CFG announced a definitive agreement to purchase certain assets of Bowstring Advisors ("Bowstring"), an Atlanta-based merger and acquisition advisory firm delivering a range of financial services to commercial and industrial clients nationwide. Bowstring will operate as a division within CCMI and the transaction is expected to close during the first half of 2019.

SUPPLEMENTAL SCHEDULES

**CITIZENS CAPITAL MARKETS, INC.**
**(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)**

**COMPUTATION OF NET CAPITAL**
**AS OF DECEMBER 31, 2018**
**(IN THOUSANDS)**

| COMPUTATION OF NET CAPITAL | As Filed | Adjusted (a) | Revised |
|---|---|---|---|
| STOCKHOLDER'S EQUITY AND SUBORDINATED DEBT | $ 139,032 | $ 1,211 | $ 140,243 |
| DEDUCTIONS/CHARGES - Non-allowable assets: | | | |
| Cash held with affiliate | 7,225 | — | 7,225 |
| Fees receivable | 5,054 | — | 5,054 |
| Goodwill | 11,269 | — | 11,269 |
| Intangible assets - net | 1,444 | — | 1,444 |
| Furniture and equipment - net | 90 | — | 90 |
| Due from affiliates | 323 | — | 323 |
| Prepaid expenses and other assets | 1,857 | (399) | 1,458 |
| TOTAL DEDUCTIONS/CHARGES - Non-allowable assets | 27,262 | (399) | 26,863 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | 111,770 | 1,610 | 113,380 |
| HAIRCUTS ON SECURITIES | (2,584) | — | (2,584) |
| NET CAPITAL | $ 109,186 | $ 1,610 | $ 110,796 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | | |
| MINIMUM NET CAPITAL REQUIREMENT | $ 1,163 | $ (107) | $ 1,056 |
| (Representing 6-2/3% of aggregate indebtedness) | | | |
| MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER DEALER | $ 100 | | $ 100 |
| NET CAPITAL REQUIREMENT | $ 1,163 | $ (107) | $ 1,056 |
| EXCESS NET CAPITAL | $ 108,023 | $ 1,717 | $ 109,740 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | | |
| AGGREGATE INDEBTEDNESS | $ 17,448 | $ (1,610) | $ 15,838 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | .16 to 1 | | .14 to 1 |
| RATIO OF DEBT TO DEBT EQUITY | .50 to 1 | | .50 to 1 |

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

Note: The above chart and subsequent descriptions details the differences between these financial statements and the Company's unaudited FOCUS Report submitted January 17, 2019 as of December 31, 2018.
(a) - Audit and tax adjustments

18

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**PURSUANT TO RULE 15C3-3**
**FOR THE YEAR ENDED DECEMBER 31, 2018**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Sections (k)(2)(i) of the Rule.

**CITIZENS CAPITAL MARKETS, INC.**
**(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)**

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS**
**UNDER RULE 15C3-3**
**FOR THE YEAR ENDED DECEMBER 31, 2018**

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(2)(i) of the Rule.